Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2009	Twelve Months Ended September 30, 2009	2008	2007	2006	2005	2004
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,057	$1,267	$1,364	$977	$762	$754	$929

Fixed charges as defined	312	397	369	357	347	364	290

Capitalized interest	—	—	—	(4)	(9)	(6)	(7)

Preference security dividend requirement	(20)	(26)	(26)	(25)	(25)	(25)	(25)

Total earnings, as defined	$1,349	$1,638	$1,707	$1,305	$1,075	$1,087	$1,187

Fixed charges, as defined:
Interest charges	$280	$356	$330	$320	$311	$329	$256

Preference security dividend requirement	20	26	26	25	25	25	25
Rental interest factor	12	15	13	12	11	10	9
Total fixed charges, as defined	$312	$397	$369	$357	$347	$364	$290

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.32	4.13	4.63	3.66	3.10	2.99	4.09